

Mail Stop 4631

October 1, 2015

<u>Via e-mail</u>
Mohsin Meghji
Chairman and Chief Executive Officer
M III Acquisition Corp.
3 Columbus Circle, 15th Floor
New York, NY 10019

   Re: M III Acquisition Corp.
   Draft Registration Statement on Form S-1
   Submitted September 4, 2015
   CIK No. 0001652362

Dear Mr. Meghji:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please identify your lead underwriter(s) in your next amendment. We will defer further review of your filing until this information is provided. See Item 501(b)(8) of Regulation S-K.

2. Please supplementally provide us with copies of all written communications as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Calculation of Registration Fee Table

3. Here and throughout your document where you disclose the title of warrants with a redemption feature, please include a reference to the security being redeemable. See Instruction 1 to Item 202 of Regulation S-K.

Initial Business Combination, page 7

4. We note that if your securities are not listed on NASDAQ after this offering, you would not be required to satisfy the 80% requirement but nevertheless intend to satisfy this test if not listed. Because there does not appear to be a legal or governance requirement regarding the satisfaction of this test, please consider risk factor disclosure that you may choose not to satisfy this test.

Risk Factors, page 25

5. We note that you may seek to amend your charter or governing instruments in order to effectuate your initial business combination. Please address the possibility that any such change could constitute a fundamental modification to the nature of your securities and that any such vote could be viewed as the issuance of a new security and require registration or an exemption from registration.

6. Please include a risk factor addressing the potential dilutive effects of the conversion of the possible $1,000,000 management loan into warrants that you describe on pages 54, 60, 63 and 109.

We may be unable to obtain additional financing to complete our initial business combination … page 45

7. You state here that you believe the proceeds of this offering and the private placement warrants will be sufficient to allow you to complete your initial acquisition. Your targeted price range for your acquisition target is several hundred million dollars more than these proceeds. Please revise.

The determination of the offering price of our units and the size of this offering is more … page 47

8. You currently do not have any underwriters but have already established a price for your units. Please remove your disclosure here and elsewhere indicating that the price of your units is the result of negotiations with your underwriters, and please provide disclosure regarding how the price was determined. Please also remove the reference to a price range on page 132.

Capitalization, page 58

9. Please clearly show how you are arriving at each 'as adjusted' amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

Principal Stockholders, page 106

10. Please correct the percentages of ownership reflected in this table. We note that 3,553,750 shares represent 98.9% of the outstanding equity prior to the offering, and that this amount reduced by the forfeited 468,750 is 19.74%, rather than 98% and 19% respectively.

Description of Securities, page 111

11. Briefly describe the bases upon which your underwriter may make the determination to accelerate the separate trading of the common stock and the warrants prior to the 52-day period initially established.

Financial Statements, page F-1

Note 6 – Commitments and Contingencies, page F-13

Registration Rights, page F-13

12. We note that you will enter into a registration rights agreement with the initial stockholders and initial purchasers of the private placement warrants on or prior to the closing of this offering. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-

Undertakings, page II-5

13. Please remove the undertakings under (c). These undertakings are either specific to a Rule 415 offering, which you are not conducting, or reliance on Rule 430A, which you are not relying upon. Please also remove the apparent typographical error of "Information not Required in Prospectus" that has been inserted in the middle of undertaking (b).

You may contact Jeff Gordon at (202)551-3866 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Stuart Neuhauser, Esq. (*via e-mail*)
      Ellenoff Grossman & Schole LLP